January 23, 2025

Anquan Wang
Chief Executive Officer
Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

       Re: Webull Corporation
           Amendment No. 3 to Registration Statement on Form F-4
           Filed January 17, 2025
           File No. 333-283635
Dear Anquan Wang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-4
Summary of the Proxy Statement/Prospectus
Corporate History and Structure of Webull, page 1

1.     Refer to your response to our prior comment 3. Please summarize on page
1 your
       recent restructuring initiatives and balance this section by summarizing the risks you are subject to from your historical operations.
Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 240

2. We note your response to prior comment 8. In Note AA, you disclose that you excluded from the dividend the value of the Incentive Warrants to be issued to certain
 January 23, 2025
Page 2

       Webull preferred shareholders because the inputs to the methodology to be used for determining the fair value of the Incentive Warrants are not known or knowable until consummation of the transaction. Please revise to provide an estimate of the dividend based on current information and disclose the most recent practicable date on which the computation was made as stipulated in Rule 11-02(a)(6)(i)(A) of Regulation S-X.
       You may clarify that the value may be different based on the inputs on the actual date of issuance. Otherwise, explain to us why it is not possible to provide an estimate.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-
551-3217 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Christian O. Nagler